0 82 -- 03116



GREAT QUEST METALS LTD

SUPPL

2010 OCT 13 A 8:33

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

October 4, 2010

Great Quest Appoints Interim President and Builds Focus on Mali Phosphate Project

VANCOUVER, BC -- Victor Jones, Chairman, reports that the Board of Directors has appointed Dr. John A. Clarke interim President, as part of its increasing commitment to projects in Mali and focus on the Tilemsi Phosphate Project. Dr. Clarke was previously the President and CEO of Nevsun Resources and now serves on the Boards of several gold exploration companies. Prior to joining Nevsun, he was Executive Director of Ashanti Goldfields Company Limited of Ghana. Dr. Clarke holds a B.Sc. in metallurgy from University College Cardiff, a Ph.D. in metallurgy from Cambridge University and an MBA from Middlesex Polytechnic. He joined Ashanti in 1982 and contributed to establishing Ashanti's gold exploration program throughout sub-Saharan Africa.

A member of the Company's Board of Directors, Dr. Clarke will assume the role for a three month period while the Company conducts an executive search for a seasoned mining executive with a background in bringing phosphate projects to commercial operation and exposure to exploration in French West Africa. He succeeds Willis W. (Bill) Osborne, founder, President and CEO of Great Quest since its formation in 1989, to explore the Taseko copper-gold project in BC. The Board wishes to thank Mr. Osborne for his able leadership of the Company and vision to expand into Mali with its opportunities for gold exploration and now industrial phosphates. Together with the Company's Malian Director, Mamadou Keita, Mr. Osborne is credited with the discovery of the Kenieba district Djambaye II project and drilling of an NI 43-101 resource of 324,000 ounces of gold by the Company. The sale of that project last January to Avion Gold Corp., which operates an open pit and underground gold mine on adjacent concessions in south-west Mali, launched the Company's increased activity on its Tilemsi valley area phosphate project.

Great Quest holds concessions prospective for phosphates in the Northern District of Mali which cover 737 sq km and drilling and geological reconnaissance programs are scheduled to start immediately upon receipt of the pending exploration permits. Meetings held in Mali over the past two weeks set out an aggressive program for phosphate drilling and confirmed the interest in the project with government agencies by outlining the exploration plans, scope of the project and potential benefits to the growing Mali agricultural sector.

ON BEHALF OF THE BOARD OF DIRECTORS OF GREAT QUEST METALS LTD.

"Victor J.E. Jones"
Victor J.E. Jones
Chairman


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12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ   Frankfurt Exchange: GQM

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